Mail Stop 4561

February 19, 2009

Mr. Erik E. Prusch
Chief Financial Officer
Borland Software Corporation
8303 N. Mo-Pac Expressway, Suite A-300
Austin, Texas 78759

> **Re:** **Borland Software Corporation**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-10824**

Dear Mr. Prusch:

We have completed our review of your Form 10-Q and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief